SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        OCEAN OPTIQUE DISTRIBUTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   674864 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 KENNETH GORDON
                             CHIEF FINANCIAL OFFICER
                        OCEAN OPTIQUE DISTRIBUTORS, INC.
                               2 N.E. 40TH STREET
                              MIAMI, FLORIDA 33137
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 JANUARY 8, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

                                                            SCHEDULE 13D

--------------------------                          ---------------------------
CUSIP NO.  674864 10 3                                      PAGE 2  OF 5 PAGES
--------------------------                          ---------------------------


-------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             XR CO.                         FEDERAL I.D. APPLIED FOR
-------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3        SEC USE ONLY

-------------------------------------------------------------------------------
    4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                          [ ]


-------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida, U.S.A.
-------------------------------------------------------------------------------
                               7        SOLE VOTING POWER

          NUMBER OF                     18,500,000
            SHARES
         BENEFICIALLY    ------------------------------------------------------
          OWNED BY             8        SHARED VOTING POWER
            EACH
          REPORTING                     0
            PERSON       ------------------------------------------------------
             WITH              9        SOLE DISPOSITIVE POWER

                                        18,500,000

                         ------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER

                                        0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             18,500,000
-------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CORPORATION
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER:   Common Stock, no par value (the "Common Stock")

                                Ocean Optique Distributors, Inc. (the "Issuer")
                                2. N.E. 40th Street
                                Miami, Florida 33137

ITEM 2.  IDENTITY AND BACKGROUND:

(A)      NAME OF PERSON FILING: XR Co.

(B)      PLACE OF ORGANIZATION: Florida

(C)      PRINCIPAL BUSINESS: Investor

         ADDRESS OF PRINCIPAL OFFICE:            3551 St. Gaudens
                                                 Coconut Grove, FL 33133

(D)      CRIMINAL CONVICTIONS DURING LAST FIVE YEARS: None

(E) CIVIL PROCEEDINGS DURING LAST FIVE YEARS INVOLVING FEDERAL OR STATE SECURITIES LAWS: None

(F)      CITIZENSHIP: U.S. Corporation

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION: XR Co., a privately held Miami based investment company, will acquire 2,846,154 shares of a new series of Ocean accumulative convertible preferred stock in exchange for certain services to be rendered, including increasing Ocean's net tangible assets by no less tha $1,000,000 before July 1, 1998, and providing other management strategic services.

         Through this acquisition of preferred stock, the XR Co. will acquire approximately 51% of the outstanding shares of Ocean's voting stock. The preferred stock will be subject to redemption in whole or in part by Ocean, however, if by July 1, 1998, Ocean's net tangible assets have not been increased by $1,000,000. The preferred stock pays cumulative dividends at the annual rate of 2.5% beginning July 1, 1998, has a liquidation preference of $0.35 per share after July 1, 1998, and is subordinate to Ocean's previously issued series of preferred stock. The shares of preferred stock may be converted by XR Co. into shares of Ocean common stock at the rate of 6.5 shares of common stock for each $0.35 of liquidation value plus accumulated but unpaid dividends for each share converted.

ITEM 4. PURPOSE OF TRANSACTION: The Reporting Person has acquired the shares of Common Stock reflected in this Schedule 13D pursuant to a consulting Agreement. The Reporting Person represented in the Agreement that he acquired all such shares for investment purposes.



                                Page 3 of 5 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

                       VOTING POWER                     DISPOSITIVE POWER
              -------------------------        ------------------------------
                 SOLE            SHARED           SOLE                 SHARED
              ----------        -------        ------------            ------

              18,500,000(1)          0         18,500,000(1)               0


(1) Reflects 2,846,154 shares of Cumulative Convertible Preferred Stock, each of which is convertible into 6.5 shares of Common Stock of the Issuer.


-----------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER: None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:
         None.







                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





/s/ ROBERT KOEPPEL
-------------------------------
Robert Koeppel, President



Dated:  January 20, 1998











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